FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Pacific Rim Mining Corp. (the “Company”)
#410 – 625 Howe Street
Vancouver, BC V7L 1J1

ITEM 2:	Date of Material Change

November 7, 2007

ITEM 3:	News Release

The news release was issued on November 6, 2007 to the Toronto Stock Exchange and the American Stock Exchange as well as through CCN Matthews and other approved public media including filing on SEDAR and EDGAR.

ITEM 4:	Summary of Material Change

The Company and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation near Fallon, NV, have signed an amendment to the October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC of Reno, NV extending the closing date of the sale to on or before October 31, 2008.

ITEM 5:	Full Description of Material Change

The Company and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation near Fallon, NV (“the Rawhide Joint Venture”), have signed an amendment to the October 2004 Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale to on or before October 31, 2008. All other material details of the agreement, as outlined in the Company’s news releases dated October 28, 2004 (#04-16) and November 3, 2006 (#06-20) remain the same.

Closing of the Agreement is subject to three key provisions including the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the Denton-Rawhide open pits, the subject of the Agreement. The purchase of these land parcels from the

Bureau of Land Management (“BLM”) has proven to be a lengthier process than originally estimated. Nonetheless much headway has been made and the Rawhide Joint Venture’s purchase of the BLM land slivers, currently in the final stages, is expected to be completed in the coming months. The remaining two provisions of the Agreement are the obligation of NRRG and have been completed in draft form awaiting the closing of the Agreement.

NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation. The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately US $29 million to the Company.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Ronda Fullerton
Corporate Secretary
(604) 689-1976

ITEM 9:	Date of Report

November 7, 2007